Exhibit 12.1
STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Year Ended December 31,
(In thousands, except ratios)	2013	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$109,264	$209,215	$174,584	$79,252	$7,769	$56,564
Add:
Amortization of capitalized interest	51	43	38	36	35	32
Fixed charges, net of capitalized interest	299	1,179	1,403	1,749	1,966	2,151
Income before income taxes and fixed charges, net	$109,614	$210,437	$176,025	$81,037	$9,770	$58,747
Fixed Charges:
Total interest expense	$185	$946	$1,141	$1,508	$1,695	$1,669
Capitalized interest	249	142	46	18	75	390
Interest factor in rents	114	233	262	241	271	482
Total fixed charges	$548	$1,321	$1,449	$1,767	$2,041	$2,541
Ratio of earnings to fixed charges	200.0x	159.3x	121.5x	45.9x	4.8x	23.1x